SMART CARDS; Gemalto sets its sights on Wavecom
JOURFI0020081011e4ab0001k
Les valeurs françaises
618 Words
11 October 2008
Le Journal des Finances
30
6306
French
Copyright 2008 Le Journal des Finances. All Rights Reserved.
OLIVIER AUBERGER
A major surprise has occurred in the technology sector, with the world’s leading smart card manufacturer Gemalto looking to acquire machine-to-machine wireless communications specialist Wavecom. Gemalto intends to submit a takeover bid of €7 per share. The offer is expected to open on 23 October according to a provisional timetable. Gemalto’s management believes that their counterparts at Wavecom recognise the strategic interest of the deal but that “there is nevertheless a real difference of viewpoints regarding the potential terms of the merger”. Wavecom’s board of directors states that it is open to an offer that would benefit its shareholders and employees. To put it plainly, the offer price needs to be increased.
For the time being, Wavecom still regards Gemalto’s offer as “hostile”. However, its share capital is split. At the last count, Chairman and CEO Michel Alard held a 9.92% stake and Aram Hékimian, one of the three founders, held an 11.4% stake. The rest of the company’s share capital is held by investment funds.
According to our calculations, Gemalto would be paying a total of €173 million to acquire all outstanding shares. This assumption includes stock warrants being exercised by Wavecom’s employees or directors. Gemalto has the means to pay this amount, with net cash in excess of €300 million.
Gemalto’s aims are clear, with the group looking to acquire a stake of at least 50%. “We have a business proposal with Wavecom and we are already partners in a variety of areas. Our offer is wholly in cash, offering a significant premium. As regards those who would have wanted to receive Gemalto shares, I would encourage them to tender their shares to the offer and then buy Gemalto shares on the market”, explains Olivier Piou. Some Wavecom shareholders would have appreciated a mixed offer. However, Gemalto was unable to give them this option as it would have meant Gemalto agreeing to be listed in the United States.
The problem for Wavecom shareholders is knowing whether they are prepared to hold their shares in the long term, considering that Gemalto stands a good chance of becoming Wavecom’s largest shareholder. In addition, there is nothing to prevent the share price from falling if Gemalto does not make another offer. Wavecom’s recent financial performance has been disappointing, with second-quarter revenues down 38.5% at €34.9 million and an operating loss of €0.5 million compared with a profit of €4.8 million last year.
On the basis of certain valuation criteria, Wavecom is not undervalued. The price offered takes account of Wavecom’s net cash of €45 million. It is very difficult to value a company at risk of a 30% fall in revenues and with declining margins. Furthermore, what would Wavecom’s value be if the group were to remain independent?
The price of €20 offered per convertible bond could have been higher. However, given the very limited liquidity of these bonds, holders would be encouraged to accept the offer.
Wavecom (code: AVM, Comp. B) closed at €6.20 on Thursday 9 October, nearly 12% below the price offered by Gemalto. This is an opportunity to buy shares and then tender them to the offer. Gemalto has also been carried along by the market decline. Profit-taking can continue in the short term
(code: GTO, Comp. A, SRD).
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This news article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).